October 24, 2014

VIA EDGAR

Jennifer Monick

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Premier, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed September 4, 2014

File No. 001-36092

Dear Ms. Monick:

On behalf of Premier, Inc. (“Premier” or the “Company”), we have the following responses to your comment letter dated October 21, 2014 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2014.

For your convenience, we have included the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) below in bold followed by Premier’s corresponding response.

Form 10-K for the fiscal year ended June 30, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

1. We note your response to comments one and two and your position that you will include disclosure of specific pro forma adjustments within future filings. Additionally, please further enhance your disclosures in future filings by explaining any potential risks associated by relying on pro forma presentations within your filing and confirm that you intend to include disclosure of specific pro forma adjustments in a manner that will provide sufficient information to allow a reader to understand the differences between the historical and pro forma amounts for the periods presented. Please provide us an example of your proposed disclosure.

Response: In addition to the disclosures we will add pursuant to our comment responses to questions one and two in our letter dated October 2, 2014, we will also further enhance our disclosures in future filings by explaining any potential risks associated with relying on pro forma presentations within our filings. Further, we do intend to include disclosure of the specific pro forma adjustments in future filings. An example of the proposed disclosure we will include in future filings is attached hereto as Exhibit 1. Our upcoming Form 10-Q for the quarter ended September 30, 2014 will reflect these proposed disclosures.

Jennifer Monick

U.S. Securities and Exchange Commission

October 24, 2014

Financial Statements

Notes to Consolidated Financial Statements, page 88

Revenue Recognition, page 99

Multiple Deliverable Arrangements, page 100

2. We note your response to comment five. Please tell us specifically how you have met the quantitative aspects related to your disclosure for multiple deliverable arrangements under Section 605-25-50 of the Accounting Standards Codification. Additionally, please tell us how you complied with ASC 605-25-50-2h, as it does not appear that you addressed this subparagraph within your response.

Response: We do not have a significant amount of revenue generated from multiple deliverable arrangements. For each of the years ended June 30, 2014, 2013 and 2012, revenue from multiple deliverable arrangements is approximated to be less than 5% of performance services segment net revenue and less than 1% of consolidated net revenue. Given the immaterial level of revenue from multiple deliverable arrangements, we believe our current disclosure related to multiple deliverable arrangements addresses the requirements of ASC 605-25-50.

Regarding your second question, we believe we have met the requirements of ASC 605-25-50-2h, “A vendor shall disclose all of the following information…” as described below:

Separately, the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration –

We generally do not have changes in the selling price or the method or assumptions used to determine selling price for a unit of accounting in multiple deliverable arrangement agreements. In certain limited situations, we do have arrangements that include performance targets or other contingent fees that may result in changes in the selling price or the method or assumptions used to determine selling price for a unit of accounting.

We believe we have addressed the potential effect of changes in the selling price or assumptions used to determine the selling price for a specific unit of accounting for multiple deliverable arrangements in the last sentence in the second paragraph under “Multiple Deliverable Arrangements” on page 100 of our Form 10-K, “Certain arrangements include performance targets or other contingent fees that are not fixed and determinable at the inception of the arrangement. If the total arrangement consideration is not fixed and determinable at the inception of the arrangement, the Company allocates only that portion of the arrangement that is fixed and determinable to each element. As additional consideration becomes fixed, it is similarly allocated based on VSOE, TPE or ESP to each element in the arrangement and recognized in accordance with each element’s revenue recognition policy”.

Jennifer Monick

U.S. Securities and Exchange Commission

October 24, 2014

(16) Segments, page 111

6. We note your response to comment six and we continue to be unclear how you have complied with paragraph 30f of ASC 280-10-50. Please advise or confirm that you will revise future filings to reconcile this segment measure to Income before income taxes.

Response: The Company notes the Staff’s comment and confirms that we will include a reconciliation to Income before income taxes in future filings.

Premier acknowledges

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 704-816-6307 with any questions regarding the foregoing.

Very truly yours,

/s/ Craig S. McKasson
Craig S. McKasson
Senior Vice President and Chief Financial Officer

Cc:	Susan D. DeVore, President and Chief Executive Officer
Jeffrey W. Lemkin, General Counsel
Gentry Rose, Vice President, Corporate Controller

Jennifer Monick

U.S. Securities and Exchange Commission

October 24, 2014

Exhibit 1

Results of Operations

Our consolidated operating results prior to October 1, 2013 do not reflect (i) the Reorganization, (ii) the IPO and the use of the proceeds from the IPO or (iii) additional expenses we incur as a public company. As a result, our consolidated operating results prior to the Reorganization and IPO are not indicative of what our results of operations are for periods after the Reorganization and IPO. In addition to presenting the historical actual results, we have presented non-GAAP pro forma results reflecting the following for all periods presented, to provide a more indicative comparison between current and prior periods. The unaudited non-GAAP pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial position that would have occurred had we operated as a public company during the periods presented. The unaudited non-GAAP pro forma consolidated financial information should not be relied upon as being indicative of our financial condition or results of operations had the Reorganization and IPO occurred on the dates assumed. The unaudited non-GAAP pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date. The non-GAAP pro forma results reflect the following for all periods presented:

•	The contractual requirement under the GPO participation agreements to pay each member owner revenue share from Premier LP equal to 30% of all gross administrative fees collected by Premier LP based upon purchasing by such member owner’s member facilities through Premier LP’s GPO supplier contracts. Historically, Premier LP did not generally have a contractual requirement to pay revenue share to member owners participating in its GPO programs, but paid semi-annual distributions of partnership income.

•	Additional U.S. federal, state and local income taxes with respect to its additional allocable share of any taxable income of Premier LP.

•	A decrease in noncontrolling interest in Premier LP from 99% to approximately 78%.

Jennifer Monick

U.S. Securities and Exchange Commission

October 24, 2014

Years Ended June 30, 2014 and 2013

The following table summarizes our actual and non-GAAP pro forma consolidated results of operations for the fiscal years ended June 30, 2014 and 2013 (in thousands):

	Year Ended June 30,
	2014						2013
	Actual		Adjustments		Non-GAAP Pro Forma		Actual		Adjustments		Non-GAAP Pro Forma
	Amount	% of Net Revenue	Amount		Amount	% of Net Revenue	Amount	% of Net Revenue	Amount		Amount	% of Net Revenue
Net revenue:
Net administrative fees	$464,837	51%	$(41,263	) (1)	$423,574	49%	$519,219	60%	$(105,012	) (1)	$414,207	54%
Other services and support	233,186	26%	—		233,186	27%	205,685	24%	—		205,685	27%

Services	698,023	77%	(41,263)		656,760	76%	724,904	84%	(105,012)		619,892	81%
Products	212,526	23%	—		212,526	24%	144,386	16%	—		144,386	19%

Net revenue	910,549	100%	(41,263)		869,286	100%	869,290	100%	(105,012)		764,278	100%
Cost of revenue:
Services	115,740	13%	—		115,740	13%	103,795	12%	—		103,795	14%
Products	191,885	21%	—		191,885	22%	133,618	15%	—		133,618	17%

Cost of revenue	307,625	34%	—		307,625	35%	237,413	27%	—		237,413	31%

Gross profit	602,924	66%	(41,263)		561,661	65%	631,877	73%	(105,012)		526,865	69%
Operating expenses:
Selling, general and administrative	294,421	33%	—		294,421	35%	248,301	29%	—		248,301	33%
Research and development	3,389	—%	—		3,389	—%	9,370	1%	—		9,370	1%
Amortization of purchased intangible assets	3,062	—%	—		3,062	—%	1,539	—%	—		1,539	—%

Total operating expenses	300,872	33%	—		300,872	35%	259,210	30%	—		259,210	34%

Operating income	302,052	33%	(41,263)		260,789	30%	372,667	43%	(105,012)		267,655	35%
Other income, net	58,274	6%	—		58,274	7%	12,145	1%	—		12,145	2%

Income before income taxes	360,326	40%	(41,263)		319,063	37%	384,812	44%	(105,012)		279,800	37%
Income tax expense	27,709	3%	(3,239	) (2)	24,470	3%	9,726	1%	22,813	(2)	32,539	4%

Net income	332,617	37%	(38,024)		294,593	34%	375,086	43%	(127,825)		247,261	33%
Net (income) loss attributable to noncontrolling interest in S2S Global	(949)	—%	—		(949)	—%	1,479	—%	—		1,479	—%
Net income attributable to noncontrolling interest in Premier LP	(303,336)	(33)%	57,690	(3)	(245,646)	(28)%	(369,189)	(42)%	150,726	(3)	(218,463)	(29)%

Net income attributable to noncontrolling interest	(304,285)	(33)%	57,690		(246,595)	(28)%	(367,710)	(42)%	150,726		(216,984)	(29)%

Net income attributable to shareholders	$28,332	4%	$19,666		$47,998	6%	$7,376	1%	$22,901		$30,277	4%

Adjustment to redeemable limited partners’ capital to redemption amount	$(2,741,588)	nm	$—		$(2,741,588)	nm	$—	nm	$—		$—	nm

Net income (loss) attributable to shareholders after adjustment of redeemable partners’ capital to redemption amount	$(2,713,256)	nm	$19,666		$(2,693,590)	nm	$7,376	nm	$22,901		$30,277	nm

Adjusted EBITDA (4)	$392,288	43%	$(41,263	) (1)	$351,025	40%	$419,025	48%	$(105,012	) (1)	$314,013	41%
Adjusted Fully Distributed Net Income (5)	na	na	na		$188,561	22%	na	na	na		$172,793	23%

nm - Not meaningful

na - Not applicable

(1)	Represents the impact related to the change in revenue share described above.
(2)	Represents the income tax impact of the Reorganization.
(3)	Represents the decrease in noncontrolling interest in Premier LP from 99% to approximately 78%.

Jennifer Monick

U.S. Securities and Exchange Commission

October 24, 2014

(4)	The table that follows shows the reconciliation of net income to Adjusted EBITDA and the reconciliation of Segment Adjusted EBITDA to income before income taxes for the periods presented (in thousands):

	Year Ended June 30,
	2014			2013
	Actual	Adjustments(a)	Non-GAAP Pro Forma	Actual	Adjustments(a)	Non-GAAP Pro Forma
Net income	$332,617	$(38,024)	$294,593	$375,086	$(127,825)	$247,261
Interest and investment income, net (b)	(1,019)	—	(1,019)	(965)	—	(965)
Income tax expense	27,709	(3,239)	24,470	9,726	22,813	32,539
Depreciation and amortization	36,761	—	36,761	27,681	—	27,681
Amortization of purchased intangible assets	3,062	—	3,062	1,539	—	1,539

EBITDA	399,130	(41,263)	357,867	413,067	(105,012)	308,055
Stock-based compensation expense	19,476	—	19,476	—	—	—
Acquisition related expenses (c)	2,014	—	2,014	—	—	—
Strategic and financial restructuring expenses (d)	3,760	—	3,760	5,170	—	5,170
Gain on sale of investment (e)	(38,372)	—	(38,372)	—	—	—
Adjustment to tax receivable agreement liability (f)	6,215	—	6,215	—	—	—
Other (income) expense, net (g)	65	—	65	788	—	788

Adjusted EBITDA	$392,288	$(41,263)	$351,025	$419,025	$(105,012)	$314,013

Segment Adjusted EBITDA:
Supply Chain Services	$396,470	$(41,263)	$355,207	$431,628	$(105,012)	$326,616
Performance Services	73,898	—	73,898	56,456	—	56,456
Corporate (h)	(78,080)	—	(78,080)	(69,059)	—	(69,059)

Adjusted EBITDA	392,288	(41,263)	351,025	419,025	(105,012)	314,013
Depreciation and amortization	(36,761)	—	(36,761)	(27,681)	—	(27,681)
Amortization of purchased intangible assets	(3,062)	—	(3,062)	(1,539)	—	(1,539)
Stock-based compensation expense	(19,476)	—	(19,476)	—	—	—
Acquisition related expenses (c)	(2,014)	—	(2,014)	—	—	—
Strategic and financial restructuring expenses (d)	(3,760)	—	(3,760)	(5,170)	—	(5,170)
Adjustment to tax receivable agreement liability (f)	(6,215)	—	(6,215)	—	—	—
Equity in net income of unconsolidated affiliates	(16,976)	—	(16,976)	(11,968)	—	(11,968)
Deferred compensation plan expense	(1,972)	—	(1,972)	—	—	—

Operating income	302,052	(41,263)	260,789	372,667	(105,012)	267,655
Equity in net income of unconsolidated affiliates	16,976	—	16,976	11,968	—	11,968
Interest and investment income, net	1,019	—	1,019	965	—	965
Gain on sale of investment	38,372	—	38,372	—	—	—
Other income (expense), net	1,907	—	1,907	(788)	—	(788)

Income before income taxes	$360,326	$(41,363)	$319,063	$384,812	$(105,012)	$279,800

a)	Represents the adjustments related to the Reorganization described above.
b)	Represents interest income and realized gains and losses on our marketable securities.
c)	Represents legal, accounting and other expenses related to acquisition activities.
d)	Represents legal, accounting and other expenses directly related to strategic and financial restructuring expenses.
e)	Represents the gain on sale of GHX.

Jennifer Monick

U.S. Securities and Exchange Commission

October 24, 2014

f)	Represents adjustment to tax receivable agreement liability for the Premier LP change in tax accounting method approved by the Internal Revenue Service subsequent to the original recording of the TRA liability.
g)	Represents gains and losses on investments and other assets.
h)	Corporate consists of general and administrative corporate expenses that are not specific to either of our segments.

(5)	The table that follows shows the reconciliation of net income attributable to shareholders to non-GAAP pro forma Adjusted Fully Distributed Net Income for the periods presented (in thousands):

	Year Ended June 30,
	2014	2013
Non-GAAP Pro Forma Adjusted Fully Distributed Net Income
Net income attributable to shareholders	$28,332	$7,376
Pro forma adjustment for revenue share post-IPO	(41,263)	(105,012)
Income tax expense	27,709	9,726
Stock-based compensation expense	19,476	—
Acquisition related expenses (a)	2,014	—
Strategic and financial restructuring expenses (b)	3,760	5,170
Gain on sale of investment (c)	(38,372)	—
Adjustment to tax receivable agreement liability	6,215	—
Amortization of purchased intangible assets	3,062	1,539
Net income attributable to noncontrolling interest in Premier LP (d)	303,336	369,189

Non-GAAP Pro forma fully distributed income before income taxes	314,269	287,988
Income tax expense on fully distributed income before income taxes (e)	125,708	115,195

Non-GAAP Pro Forma Adjusted Fully Distributed Net Income	$188,561	$172,793

a)	Represents legal, accounting and other expenses related to acquisition activities.
b)	Represents legal, accounting and other expenses directly related to the Reorganization and IPO.
c)	Represents the gain on sale of GHX.
d)	Reflects the elimination of the noncontrolling interest in Premier LP as if all member owners of Premier LP had fully exchanged their Class B common units for shares of Class A common stock.
e)	Reflects income tax expense at an estimated effective income tax rate of 40% of income before income taxes assuming the conversion of all Class B common units into shares of Class A common stock and the tax impact of excluding strategic and financial restructuring expenses.